UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



(1) 02048982

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2002

(1) **Barclays PLC and**
(2) **Barclays Bank PLC**
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LONDON: 104958.30

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

LONDON: 104958.30

BARCLAYS

News Release

5 June 2002

Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "trust") notified the Company on 5 June 2002 that it had on 31 May 2002 exercised its discretion and released 4,316 ordinary shares in Barclays PLC at a price of 600p per share to a participant in the Executive Share Award Scheme ("ESAS"). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,431,262 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 5 June 2002 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 586.2551 pence per share.

END.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 6 June 2002 it purchased for cancellation 1,705,000 of its Ordinary shares at a price of 583.9834 pence per share.

END.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 7 June 2002 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 575.0598 pence per share.

END.



BARCLAYS

News Release

7 June 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 7 June 2002 that on 7 June 2002 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 576p per share:

Director	Number of Shares
Mr C J Lendrum	22
Mr J S Varley	22

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr C J Lendrum	169,131	-
Mr J S Varley	213,715	-

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,431,262 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

BARCLAYS

News Release

10 June 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 7 June 2002 that it subscribed for a total of 13,771 Barclays PLC ordinary shares on 7 June 2002 at a price of 572.5p per share. Following this transaction, the trustee of the Quest held a total of 13,771 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on 7 June 2002 that it had transferred 13,771 Barclays PLC ordinary shares on 7 June 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 10 June 2002 that it had on 6 June 2002 exercised its discretion and released 20,684 ordinary shares in Barclays PLC at a price of 583p to a participant in the Executive Share Award Scheme ("ESAS"). The participant to whom shares were released is not a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,410,578 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 10 June 2002 it purchased for cancellation 150,000 of its Ordinary Shares at a price of 575.3208 pence per share.

END.



Barclays PLC

Share Repurchase

Barclays PLC announces that on 11 June 2002 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 580.2726 pence per share.

END.



Barclays PLC

Share Repurchase

Barclays PLC announces that on 12 June 2002 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 575.1133 pence per share.

END.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 13 June 2002 it purchased for cancellation 1,250,000 of its Ordinary Shares at a price of 565.6929 pence per share.

END.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 14 June 2002 it purchased for cancellation 1,500,000 of its Ordinary Shares at a price of 543.4908 pence per share.

END.



BARCLAYS

News Release

17 June 2002

Notification of directors' interests: Companies Act 1985 s.329

1. The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 14 June 2002 that it subscribed for a total of 154,331 Barclays PLC ordinary shares on 14 June 2002 at a price of 543p per share. Following this transaction, the trustee of the Quest held a total of 154,331 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

   The trustee of the Quest also notified the Company on14 June 2002 that it had transferred 154,331 Barclays PLC ordinary shares on 14 June 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 17 June 2002 that it had on 12 June 2002 exercised its discretion and released 6,516 ordinary shares in Barclays PLC at a price of 574p to a participant in the Executive Share Award Scheme ("ESAS"). The participant to whom shares were released is not a director of Barclays PLC.

   The independent trustee of the ESAS trust also notified the Company on 17 June 2002 that it had on 13 June 2002 exercised its discretion and purchased 24,013 ordinary shares in Barclays PLC at a price of 565p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 58,428,075 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Sir Andrew Large, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 17 June 2002 it purchased for cancellation 1,025,000 of its Ordinary Shares at a price of 545.7423 pence per share.

END.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 18 June 2002 it purchased for cancellation 750,000 of its Ordinary Shares at a price of 542.3842 pence per share.

END.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 19 June 2002 it purchased for cancellation 1,200,000 of its Ordinary Shares at a price of 529.9795 pence per share.

END.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 20 June 2002 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 523.2523 pence per share.



END.



Strategic Alliance Extended

Legal & General Group Plc ("Legal & General") and Barclays PLC ("Barclays") today announce that they are extending their strategic alliance.

From 1 January 2003, Gresham Insurance Company Limited ("Gresham"), which is 90 per cent owned by Legal & General Insurance Limited ("Legal & General Insurance") and 10 per cent owned by Woolwich plc ("Woolwich"), will provide buildings and contents insurance to customers of Barclays Bank PLC ("Barclays Bank"). Gresham already provides general insurance products to customers of Woolwich, introduced to Gresham through the jointly owned distribution and servicing company Woolwich Insurance Services Limited ("Woolwich Insurance Services"), owned 90 per cent by Woolwich and 10 per cent by Legal & General Insurance.

This extension of the relationship between Barclays Bank and Legal & General builds upon both the success Barclays Bank has achieved in selling Legal & General's savings and protection products to its customer base and the long standing general insurance relationship between Legal & General and Woolwich.

Kate Avery, Group Director, Legal & General said:
"We are delighted that Barclays has decided to extend further our successful alliance with them. Legal & General already provides Barclays with investments, pension and protection products. This addition of household general insurance products is, I believe, an important vote of confidence in Legal & General's business and strategy."

Lynne Peacock, Chief Executive, Woolwich said:
"This is a natural extension to the existing relationship which Woolwich already has with Legal & General but it marks an important step forward for Barclays Bank and its customers. Barclays Bank will now have the same level of influence in setting service standards as Woolwich has benefited from for several years. I am confident that Barclays Bank customers will soon see the advantage of this new agreement."

Enquiries:

Barclays PLC

Investors:
Cathy Turner
Head of Investor Relations
Tel: 020 7699 3638
Email: cathy.turner1@barclays.co.uk

Media:
Perry Jones
Public Relations Manager
Tel: 020 7699 4077
Email: perry.jones@barclays.co.uk

Legal & General Group Plc

Peter Horsman
Head of Investor Relations
Tel: 020 7528 6362
Email: peter.horsman@group.landg.com

John Morgan
Head of PR
Tel: 020 7528 6213
Email: john.morgan@landg.com

Notes:

1. Gresham is part of the existing joint venture arrangement between Legal & General and Woolwich, covering underwriting, sales and claims administration servicing, which was entered into in 1995, and which included arrangements under which one or both parties could in certain circumstances increase or reduce their shareholdings in Gresham or Woolwich Insurance Services, the two joint venture companies, either during or on termination of the joint venture (including on termination of the joint venture either party, in specified circumstances, exercising an option either to purchase the other party's shares in Gresham or to sell its shares in Gresham to the other party), and terms setting out the basis for calculating the price payable for shares bought and sold under those arrangements. Similar terms are contained within the new agreement with the price payable for shares either being based on underlying net asset value, or being calculated to give Legal & General an agreed rate of return on its investment in Gresham.

2. Barclays and Legal & General announced on 16 January 2001 that they intended to form a strategic alliance under which Barclays Bank would sell Legal & General life, pensions (including stakeholder pensions) and investment products throughout its UK distribution network. Through its alliance with Barclays, Legal & General has access to 13 million customers. Barclays Bank and Woolwich each have around 300,000 household general insurance customers in the UK.

   Barclays' subsidiary, Woolwich, announced on 10 July 2001 that it also would offer Legal & General branded life assurance products through its UK distribution channels. Woolwich said it would offer Legal & General's level and decreasing term assurance, critical illness cover and waiver of premium benefits through its branch network and call centres and via the Internet.

3. In 2001, Legal & General generated £269 million of general insurance net written premiums. £77 million of household general insurance premiums were written by Gresham Insurance and £139 million by Legal & General Insurance Limited. The household account achieved an operating profit of £15 million (2000: £5 million) benefiting from a low level of bad weather claims.

   As at 31 December 2001 Gresham had net assets of £40 million. Gresham made profits of £8 million in the year ending on that date. It is anticipated that Gresham's capital base will be increased by around £30 million in 2003 to accommodate the expected increase in premium volumes.

4. Woolwich Insurance Services Limited was established in 1995. As an intermediary, the company's primary areas of business are the provision of home and family-related insurance services. The product portfolio includes buildings and the provision of home and contents, motor, pet, travel, healthcare and creditor insurance, with an ongoing remit to develop value added services and other relevant products in response to customer demand.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 24 June 2002 it purchased for cancellation 1,000,000 of its Ordinary Shares at a price of 528.5678 pence per share.

END.



BARCLAYS

News Release

25 June 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 24 June 2002 that it subscribed for a total of 58,989 Barclays PLC ordinary shares on 24 June 2002 at a price of 538.5p per share. Following this transaction, the trustee of the Quest held a total of 58,989 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 24 June 2002 that it had transferred 58,989 Barclays PLC ordinary shares on 24 June 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

Barclays PLC

Share Repurchase

Barclays PLC announces that on 26 June 2002 it purchased for cancellation 300,000 of its Ordinary Shares at a price of 518.2131 pence per share.

END.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)



Date: July 8, 2002

By: /s/ ______________________
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)



Date: July 8, 2002

By: /s/ ______________________
Patrick Gonsalves
Head of Board Support

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